Filed by Community Bank System, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:  Oneida Financial Corp.
Exchange Act File Number: 001-34813


bank happy®
MARCH 2015
CBU Listed NYSE
THE NEW YORK STOCK EXCHANGE
Elements of Success
Community
BANK SYSTEM, INC.

Forward-Looking Statement & Additional Information

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Community Bank System's long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by use of such words as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," and other similar expressions.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

- risks related to credit quality, interest rate sensitivity and liquidity;
- the strength of the U.S. economy in general and the strength of the local economies where Community Bank System conducts its business;
- the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- inflation, interest rate, market and monetary fluctuations;
- the timely development of new products and services and customer perception of the overall value thereof (including, but not limited to, features, pricing and quality) compared to competing products and services;
- the success of marketing efforts in attracting or retaining customers;
- competition from providers of products and services that compete with Community Bank System's businesses;
- changes in consumer spending, borrowing and savings habits;
- technological changes and implementation and cost/financial risks with respect to transitioning to new computer and technology based systems involving large multi-year contracts;
- any acquisitions or mergers that might be considered or consummated by Community Bank System and the costs and factors associated therewith, including differences in the actual financial results of the acquisition or merger compared to expectations and the realization of anticipated cost savings and revenue enhancements;
- Community Bank System's ability to maintain and increase market share and control expenses;
- the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting Community Bank System's respective businesses, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and
- changes in Community Bank System's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets.

You should refer to Community Bank System's periodic and current reports filed with the Securities and Exchange Commission for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

In connection with the proposed merger, Community Bank System, Inc. will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Oneida Financial Corp., as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. **Stockholders of Oneida Financial Corp. are urged to read the registration statement and proxy statement/prospectus and the other relevant materials filed with the SEC when they become available because they will contain important information about the proposed transaction.**

A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Oneida Financial Corp. and Community Bank System, Inc., may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, when available, free of charge from Oneida Financial Corp. at http://www.oneidafinancial.com/ under the heading "Investor Relations" and then "Documents" or from Community Bank System, Inc. by accessing its website at www.communitybankna.com under the heading of "Investor Relations" and then "SEC Filings & Annual Report." Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Oneida Financial Corp., 182 Main Street, Oneida, New York 13421, Attention: Investor Relations, Telephone: (315) 363-2000 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

Oneida Financial Corp. and Community Bank System, Inc. and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Oneida Financial in connection with the proposed merger. Information about the directors and executive officers of Oneida Financial Corp. and their ownership of Oneida Financial Corp. common stock is set forth in the proxy statement for its 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 25, 2014. Information about the directors and executive officers of Community Bank System, Inc. and their ownership of Community Bank System, Inc. common stock is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 4, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document when available may be obtained as described in the preceding paragraph.

Company Profile

- Successful, growing community bank headquartered outside of Syracuse, New York.
- One of the largest community banks based in Upstate New York with $7.5 billion in assets.
- More than 190 customer facilities across Upstate New York and Northeast Pennsylvania.
- Dominant market share: 1st or 2nd in 75% of the towns where we do business
- Market capitalization of $1.45 billion (at 2/26/15, share price of $35.51).

Company Strengths

- Track record of superior shareholder returns
  - Our 7-year cumulative total return to shareholders of 153% (CAGR = 14.1%) was the 5th best among the 100 largest US banks and compared to a 33% (CAGR = 4.1%) cumulative return for the group (as of 12/31/14).
- Industry leading dividend record – 22 consecutive years of increases.
- Exceptional asset quality even through worst recession.
- Primarily non-urban footprint provides stable, 2% to 5% growth a year. No boom, no bust.
- We focus on in-footprint smaller customers than our large competitors.
- Significant fee-based businesses reduce dependence on net interest income.
  - Benefit Plans Administration and Wealth Management contribute over half of non-interest income.
- Conservative risk management makes our returns particularly robust relative to risk taken.

Total Shareholder Returns (Annualized)

(Through December 31, 2014, or most recent available, Including Reinvestment of Dividends)

	2 Year	5 Years	7 Years	15 Years
CBU	**22.0%**	**18.9%**	**14.1%**	**12.4%**
S&P 600 Comm. Bank	25.2%	16.4%	2.5%	6.0%
NASDAQ Bank	21.9%	12.5%	2.4%	5.6%
S&P 500	22.7%	15.4%	7.3%	4.2%
DJIA	19.4%	14.2%	7.2%	5.4%

Source: Bloomberg

Operating Strategy

Consistent strategy for over 20 years

- Market-leading branch system serving predominantly non-urban markets; focused on core accounts
- Decentralized decision-making

  “we still operate like a $1 billion bank”
- Investment in growth of noninterest revenues
- Goal of 10% annual total shareholder return over time
- Disciplined growth through organic and acquired opportunities; focused on profitable relationships
- Acquisitions are accretive to earnings and low risk

Consistent and Favorable Financial Results

(2006-2014)	CAGR
• Net income	11.4%
• Net income per share (GAAP)	7.4%
• Net interest income	7.6%
• Non-interest income	11.0%
• Operating expenses	7.5%
• Dividends per share	5.1%

Recent Accomplishments

- Continuing to generate record Operating Earnings
  - 2014 EPS of $2.22, $0.28 higher than 2013.
  - Reported all-time record net earnings in 2014 (fifth consecutive year).
- Organic loan growth of 3% in 2014. 6% for full year 2013.
- Maintained solid asset quality, best-in-class.
- Improved our funding mix with significant gains in core deposits.
- Raised our dividend for the 22nd consecutive year, retaining our "Dividend Aristocrat" Status.
- Ranked the 12th best in an analysis of America's best and worst large banks by Forbes Magazine.
- Completed the acquisition of 8 branches from Bank of America in Northeast Pennsylvania in 4Q 2013.

Note: Operating earnings are a non-GAAP measure and exclude one time merger related expenses and special charges. Please see Appendix for details.

2014 Performance Summary

	2014 Results (In Millions)	% Change From 2013
• Net interest income	$244.4	2.7%
• Non-interest income*	$119.0	9.4%
• Operating expenses*	$223.7	2.1%
• Provision for loan losses	$ 7.2	(10.2%)
• Net income*	$ 93.4	9.8%
• Operating EPS (diluted)*	$ 2.26	9.2%
• Net interest margin	3.91%	-0-
• Fully diluted shares outstanding	41.2	1.2%

* Excludes acquisition expenses, gains and losses on securities sales and debt extinguishments, and litigation settlements

Asset Quality Record is Exceptional



Nonperforming Loans to Total Loans
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.51%
0.96%
2.36%
4.33%
3.83%
3.47%
2.04%
1.49%
1.01%
0.47%
0.32%
0.40%
0.61%
0.62%
0.67%
0.75%
0.54%
0.56%
2006
2007
2008
2009
2010
2011
2012
2013
2014
CBU
UPBR Peer Group

Loan Losses Remain Best-in-Class



Net Charge-offs to Average Loans
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.29%
0.97%
1.66%
1.86%
1.88%
0.93%
0.61%
0.40%
0.30%
0.24%
0.10%
0.20%
0.24%
0.21%
0.15%
0.23%
0.17%
0.15%
2006
2007
2008
2009
2010
2011
2012
2013
2014
CBU
UBPR Peer Group

Capital Growth and Stability


$1,000
$750
$500
$250
$0
Shareholders' Equity (in millions)
15%
10%
5%
0%
Tangible Equity/Assets
Tier I Leverage Ratio
$545
$607
$902
$988
7.22%
8.23%
8.40%
9.96%
4.74%
6.14%
7.62%
8.92%
2008
2010
2012
2014
Shareholders' Equity
Tangible Equity/Assets
Tier I Ratio

Note: Tangible Equity and Tangible Assets are non-GAAP measures. Please see Appendix for details.

Strategy Element # 1

Market-leading Branch System
Focused on Core Accounts

- Emphasize responsive, local decision-making and customer service and support, and authority at the branch level.
- Focus on generating and retaining core deposit accounts.
- Mostly non-urban markets where leadership positions can be earned.

Geographic Profile


Administrative/Operations Centers
Community Bank, N.A. Branches

- We have dominant market shares in much of Upstate NY where the markets have modest competition and modest growth, but we have achieved solid performance over time.
- We are in Watertown, Plattsburgh Olean, Oneonta, and Corning/ Elmira, and in the communities outside Syracuse, Rochester and Buffalo.
- Northeast PA is our largest urban market, is more competitive and we have a smaller deposit market share but generally more business lending opportunities than Upstate NY.

Operating Strategy is Local

- Community bank approach to growth
  - Tremendous discipline and focus on our local customers
  - Have always been an in-footprint lender
  - Deep knowledge of our markets
  - Emphasis on profitable customer relationships across all business lines
  - Decentralized local decision-marking – branch managers act as local bank presidents
- Average loan sizes are uniquely granular for an institution of our size
  - Average Commercial Loan $301,000
  - Average Residential Mortgage $102,000
  - Average Home Equity $41,000
  - Average Indirect Loan $17,000

Lending Strategy is Conservative

- No subprime lending, no Alt-A or other higher-risk mortgage products
- No shared national credits
- Commercial loan mix is well-diversified
- Business lending remained challenging over the last eight quarters, but we experienced productive growth in the second half of 2014.
  - We are committed to maintaining asset quality and profitable margins
  - We exited certain unprofitable loan relationships (largely acquired)
- We never retreated from our markets or customers during economic downturns
- We never needed to change our strategy

Loan Portfolio Balance

As of December 31, 2014	$ bil.		Comments
Residential Mortgage	$1.6	38%	Primarily residential 1st mortgages, fixed rate, primarily 15 to 20 year. All originated in-market. Loss ratio 0.06% historically.
Business/Commercial	$1.3	31%	Important source of deposit funding and fee-generation. Commercial Real Estate <10% of total loans. Loss ratio <0.25% past 2, 5 and 10 years
Consumer Installment including Home Equity	$1.3	31%	Consumer Indirect 19% of total loans: primarily used auto loans through dealerships in bank footprint; 30 yrs in this business; loss ratios 0.20% to 0.30% past 5 yrs and <0.50% long-term record; organic growth 14% in 2013, 12% in 2014. Home Equity 8% of total loans: 1st or 2nd lien, residential, 15 yrs or less, loss ratio <0.15% historically. Consumer Direct 4% of total loans.
Total Loans	$4.2		

Core Deposit Strength and Focus


Core Funding is 87% of total
3%
10%
45%
42%
Checking
Savings & Money Market Accounts
Time Deposits
Individual Retirement Accounts (IRAs)

Strategy Element #2

Continue to Grow Noninterest Revenues

(33% of operating revenues in 2014)

- Banking Services
- Benefits Administration and Consulting
- Wealth Management

Growth in Noninterest Income


(excluding securities gains/losses and debt extinguishment)
(in millions $)
$120
$90
$60
$30
$0
19.7
8.3
35.3
27.8
8.6
47.1
31.6
10.7
47.2
42.6
17.9
58.6
2007
2009
2011
2014
Banking Services
Wealth Management
Benefit Plan Services

Noninterest Income/
Operating Income = 33%
in 2014.

Benefit Plan Administration & Consulting Revenue

Revenue Growth 7-year CAGR 11.5%

$42.6 million revenues in 2014

Upstate NY, Metro-NY, Philadelphia, Pittsburgh, Houston, Puerto Rico

- Defined Contribution Plan Benefit Administration
- Actuarial Services
- Health Care and Benefit Plan Consulting
- Collective Investment Fund Administration
- VEBA/Flex Plan Administration

Wealth Management Group

Revenue Growth 7-year CAGR 11.5%

$17.9 million revenues in 2014

Upstate NY, Northeast PA and North Palm Beach, FL

$3.9 billion in assets under management

- Trust Services
- Asset Management and Advisory
- Insurance
- Planning

Strategy Element #3: Growth Model

Banking Acquisitions

	# of Branches	Assets (in millions)
Branch Acquisitions		
December 2013	8 (net 6)	$ 303
July/September 2012	19 (net 12)	$ 800
November 2008	18	$ 575
Whole-Bank Acquisitions		
April 2011	22	$ 870
June 2007	5	$ 100
December 2006	4	$ 95
August 2006	2	$ 208

Strategy Element #3: Growth Model

Financial Services Acquisitions

	Year
• EBS-RMSCO Actuarial Group	2014
• CAI Benefits, Inc.	2011
• Alliance Benefit Group – MidAtlantic	2008
• CBNA Insurance Agency	2007
• Hand Benefits & Trust	2007

Recent Acquisitions

Manageable-sized acquisitions, largely in-market:

- 8 branches from Bank of America
  - Completed 4Q 2013, Northeast PA, $303 million in deposits
- 19 branches (12, net) from HSBC/First Niagara
  - Completed 3Q 2012, Upstate NY, $800 million in deposits
- CAI Benefits
  - Completed 4Q 2011, NYC and Northern NJ
  - Actuarial, consulting and retirement plan administration
- Wilber Corporation (Wilber National Bank)
  - Completed 2Q 2011, Upstate NY, $870 million in assets, $0.4 billion AUM

Liquidity Management is Conservative

- Stable net interest margin, 3.80% to 4.10% range past 5 years, (3.91% in 2014) with compression partly due to acquisitions of deposits.
- Loan to deposit ratio of 71% as of 12/2014
- Near-term focus is on leveraging acquired deposits and new customers from recent branch acquisitions
- Investment portfolio – conservative; plain/vanilla. Sensible duration characteristics.

Consistent Dividend Focus

- Strong Dividend Payment
  - $1.20 per share annualized
  - Payout ratio of approximately 51%
- Excellent Dividend Yield:
  - 3.38% as of February 26, 2015
- Outstanding Track Record of Payment Increases
  - 7.1% increase in July 2014 (after a 3.7% increase in August 2013)
  - 22 straight years

Investment Merits

- Community Bank was one of only 14 companies to become a new member of the S&P 1500 Dividend Aristocrats Index in 2012, signifying that the Company had raised its annual regular cash dividend payment for at least 20 consecutive years.
- CBU's 7-year cumulative total return to shareholders of 153% (as of 12/31/14) was the fifth highest among the top 100 largest US banks by asset size.
- NYSE-listed company with significant liquidity.
- Long-term growth focus. Successful and effective operating strategy. Strong fundamentals with excellent asset quality. Superior return to shareholders.

Appendix

Reconciliation of GAAP and Non-GAAP

Community Bank System's management uses the term "non-GAAP" financial measures in their analysis of the company's performance and operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. The types of non-GAAP financial measures used in this presentation include:

- Tangible equity, tangible common equity, tangible assets and tangible book value are non-GAAP financial measures which Community Bank System's management uses to assess the quality of capital and believes that investors may find useful in their analysis, although these metrics are not necessarily comparable to similar non-GAAP financial measures used by other companies. Tangible equity is calculated by excluding the balance of goodwill and other intangible assets from the calculation of total equity and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible common equity is calculated by excluding the balance of goodwill and other intangible assets from the calculation of stockholders' equity and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible assets is calculated by excluding the balance of goodwill and other intangible assets from the calculation of total assets and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible book value per share is calculated by dividing tangible common equity by the number of shares outstanding at a point of time.
- Operating earnings is a non-GAAP financial measure which Community Bank System believes investors may find useful in their analysis. Operating earnings is calculated by excluding acquisition-related and special charges from the calculation of noninterest expenses. The resulting increase in net income and diluted earnings per share is offset by the increase in tax liability related to such increase.

CBU Free Cash Flow

Consistent and Growing
Supports Growth in Dividends & Assets

Yrs Ended Dec. 31 ($000s)	2014	2013	2012	2011	2010	2009	2008
Net Income (GAAP)	$91,353	$78,829	$77,068	$73,142	$63,320	$41,445	$45,940
Addback:							
+ Depreciation	13,082	12,236	11,482	11,374	10,219	10,299	9,463
+ Amortization of Intangibles	4,287	4,469	4,607	4,381	5,957	8,170	6,906
	108,722	95,534	93,157	88,897	79,496	59,914	62,309
Subtract:							
- Purchases of Premises & Equipment/Cap Expenditures	(13,405)	(13,855)	(10,846)	(9,613)	(15,716)	(13,894)	(10,997)
Free Cash Flow	**95,317**	**81,679**	**82,311**	**79,284**	**63,780**	**46,020**	**51,312**
Cash Dividends Paid	46,178	43,482	40,765	34,404	30,394	28,788	25,367
Cash Div % of Free Cash Flow	**48%**	**53%**	**50%**	**43%**	**48%**	**63%**	**49%**

Tangible Equity Components & Trends

Yrs Ended Dec. 31 ($000s)	2014	2013	2012	2011	2010	2009	2008
Stock, APIC, Retained earnings	$957,184	$902,359	$848,444	$745,418	$616,598	$574,481	$557,515
Accumulated other comprehensive gains (losses)	30,720	(26,547)	54,334	29,165	(9,340)	(8,784)	(12,864)
Total shareholders' equity	987,904	875,812	902,778	774,583	607,258	565,697	544,651
Intangible assets	386,973	390,499	387,134	360,564	311,714	317,671	328,624
Deferred tax liabilities from tax deductible goodwill	35,842	32,339	27,947	24,308	20,765	17,233	14,216
Net intangible assets	351,131	358,160	359,187	336,256	290,949	300,438	314,408
Tangible equity	636,773	517,652	543,591	438,327	316,309	265,259	230,243
Outstanding shares	40,748	40,431	39,626	36,986	33,319	32,800	32,633
Tangible equity per share	$15.63	$12.80	$13.72	$11.85	$9.49	$8.09	$7.06
Tangible equity to net tangible assets ratio	8.92%	7.68%	7.62%	7.12%	6.14%	5.20%	4.74%

Shareholder Profile

- Strong liquidity approx. 146,000 shares traded daily
- Ownership
  - 40% Retail
    - 6% Insiders
    - 6% 401k, Pension & Dividend Reinvestment plans
  - 30% Index Funds/ETF's
  - 30% Active Institutional

As of December 31, 2014 or Most Recent Available Date

Oneida Financial Overview



Syracuse
NY
VT
NH
MA
CT
RI
PA
OH

- CBU (182 branches)
- ONFC (12 branches)

Loans



Other 13%
Const. 1%
C&I 14%
1-4 Family 48%
CRE 21%
Multi-Family 3%

2014 Total: $371 mm
Yield: 4.28%

Deposits



Non-interest bearing dep. 4%
Jumbo CDs 9%
Retail CDs 12%
Interest bearing dep. (ex-CDs) 75%

Key Statistics (1)

Year Founded	1866
Total Assets	$798 million
ROAA (%)	0.66%
NPAs / Assets	0.07%
Fee Income / Revenue	62%
Average Branch Size	$57 million

Source: SNL Financial and company documents.
Loan and deposit composition based on regulatory data.
(1) At or for the year ended December 31, 2014.

Strategic Rationale

1. Significantly enhances CBU's presence in the Syracuse and Utica-Rome MSAs via natural expansion into Madison and Oneida counties

2. Complementary and additive fee income profile

3. Excellent cultural fit
   - Long history of strong community focus

4. Financially attractive deployment of shareholder capital
   - Approximately 7 cents 2016 GAAP EPS accretion and 11 cents 2016 cash EPS accretion projected

#4 Bank in the Syracuse, NY MSA

Rank	Institution	Number of Branches	Deposits ($mm)	Market Share
1	M&T Bank Corp.	30	$2,714.1	24.0%
2	KeyCorp	26	1,739.4	15.4
3	Bank of America Corp.	12	963.7	8.5
	Community Bank System + Oneida Financial	**16**	**$914.5**	**8.1%**
4	JPMorgan Chase & Co.	13	862.7	7.6
5	First Niagara Finl Group	14	802.2	7.1
6	NBT Bancorp Inc.	21	724.0	6.4
7	**Oneida Financial Corp.**	**8**	**$722.0**	**6.4%**
8	Solvay Bank Corp.	9	660.2	5.8
9	Pathfinder Bancorp Inc.	17	531.2	4.7
10	Geddes FS&LA	2	413.5	3.7
11	Berkshire Hills Bancorp Inc.	2	317.9	2.8
12	Royal Bank of Scotland Group	9	292.4	2.6
13	Fulton Savings Bank	7	238.6	2.1
14	**Community Bank System Inc.**	**8**	**$192.5**	**1.7%**
15	Seneca FS&LA	3	104.0	0.9

Source: SNL Financial.
Deposit and market share data as of June 30, 2014.

Complementary & Additive Fee Income Profile

Community BANK SYSTEM, INC.


Wealth Management 14%
Insurance 1%
Banking Services 49%
Benefit Services 36%

2014 Fee Income: $119.0mm
Fee Income / Revenue: 32.7%

Oneida Savings


Banking Services 17%
Insurance 47%
Risk Mgmt. & Benefit Services 26%
Financial/Inv Advisory 10%

2014 Fee Income: $32.1mm
Fee Income / Revenue: 61.7%

Pro Forma
Community BANK SYSTEM, INC.


Insurance 11%
Wealth Management 13%
Banking Services 42%
Benefit Services 34%

2014 Fee Income: $151.1mm
Fee Income / Revenue: 36.4%

Source: SNL Financial and company documents.

Transaction Overview & Impact

Merger Consideration:	▪ Oneida shareholders have the right to receive 0.5635x CBU shares or $20.00 in cash • Approximately $20.00 per share [1] or ~$142 million in aggregate • Stock / cash election subject to overall ~60% stock / 40% cash split
Due Diligence:	▪ Completed detailed due diligence across all business lines
Board Representation:	▪ Michael Kallet and Eric Stickels to join CBU Board of Directors
Required Approvals:	▪ Oneida Financial Corp. shareholder approval ▪ Customary regulatory approvals
Expected Closing:	▪ Third quarter of 2015
Key Financial Assumptions:	▪ Cost savings of approximately $8.0 million in 2016 (~16%) ▪ Gross loan mark of $5.3 million equal to 150% of loan loss reserves ▪ Pre-tax restructuring charge of $12 million ▪ CDI of $5.6 million amortized over 10 years ▪ Additional customer intangibles of $16.0 million, amortized over 10 years ▪ Further potential synergies identified but not included in financial analysis
Pricing Metrics:	▪ P / LTM EPS: 20.6x / 12.3x with fully phased-in cost saves [2] ▪ P / Stated TBV: 2.00x • Oneida's Insurance, Benefits & Wealth Management businesses are significant revenue generators with virtually no tangible capital requirement
Financial Impact:	▪ Approximately 7 cents GAAP EPS accretive starting in 2016 ▪ Approximately 11 cents cash EPS accretive in 2016 ▪ TBV earnback of approximately five years

(1) Based on CBU 10-day volume weighted average price of $35.49 on February 20, 2015.
(2) LTM EPS adjusted for non-recurring non-cash pension expense of $1.7 million.


bank happy
Thank You
MARCH 2015
Elements of Success
CBU
Listed
NYSE
THE NEW YORK STOCK EXCHANGE
Community
BANK SYSTEM, INC.